
CITIC PACIFIC

RECEIVED

2008 JUN 25 A 10:11

Exemption No. 82-5232

Date: 19th June, 2008



08003381

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since May 21, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
JUN 26 2008
THOMSON REUTERS

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

Encl.
AT/ww/LTR-2969

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since May 21, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : June 3, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : 2008 Annual Return
   Date : June 13, 2008
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Statement of Particulars of Subsidiaries
   Date : June 13, 2008
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Statement of Particulars of Shareholdings in Non-Subsidiary Companies
   Date : June 13, 2008
   Entity Requiring Item : Hong Kong Companies Registry


HKEx
香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31st May, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date June 3, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,196,986,160	-	-	-
Increase/ (Decrease) during the month	-	-	-	-
Balance at close of the month	2,196,986,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,810,000	-	-	-	-	29,810,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
3.	Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	(	)	-
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	-
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	-
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
8.	Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-

Remarks:

____

____

Authorised signature: 

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

公司註冊處
Companies Registry

(《公司條例》第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form AR1

RECEIVED

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在適用的空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
08	05	2008

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference:

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

請勿填寫本欄 For Your Receipt
Companies Registry
H.K.

13/06/2008 10:52:27
Submission No.: 231098234/1
CR NO.: 0145656
Sh. Form.: AR1

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
312310142093	Cash	$140.00

Total Paid $140.00

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司無需填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12)

9 股本 Share Capital

(無股本的公司無需填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Shares	HKD1,200,000,000	2,196,986,160	HKD0.40	HKD878,794,464	HKD878,794,464
總值 Total	HKD1,200,000,000	2,196,986,160		HKD878,794,464	HKD878,794,464

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(有股本的公司必須填報此項。如未能盡錄於下列表格內，請用續頁 A 填報。 Company having a share capital must complete this section. Use Continuation Sheet A if there is insufficient space.)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Shares

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓* Transferred *		
			數目 Number	日期 Date	
	Please refer to the attached CD Rom containing the Shareholders' List as at 8/5/2008				
	總數 Total				

* 如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併申報；股份受讓人的姓名／名稱請在「備註」一欄註明。

* If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	陳翠嫦
英文姓名 Name in English	姓氏 Surname: Chan / 名字 Other Names: Chui Sheung, Stella
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	27E, Block 2, Well On Garden Tseung Kwan O, Kowloon Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E771989(6)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - ; 號碼 Number: -

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	N/A
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過一名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 1 individual director)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	榮智健

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Yung	Chi Kin, Larry

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20) 住址 Residential Address

Address	國家 Country
75 Repulse Bay Road, Repulse Bay, Hong Kong	-

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D541768(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English:

(註 Note 23) 地址 Address: | 國家 Country

(註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English:

(註 Note 23) 地址 Address: | 國家 Country

(註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	N/A

英文姓名 Name in English		
	姓氏 Surname	名字 Other Names

前用姓名 Previous Names	

別名 Alias	

(註 Note 20) 住址 Residential Address

	國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24) **14 隨本表格提交的帳目所涵蓋的會計期**
Period Covered by Accounts Submitted with this Form
(私人公司無須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2007		31	12	2007

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

(註 Note 25) **16 公司註冊處發出的《有關董事責任的非法定指引》**
'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry

所有在本申報表涵蓋期間內的任何時間在職的公司董事，均已在該段期間開始前或在他們各自獲委任前，獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本，以供參閱和備考。
All directors of the company in office at any time during the period covered by this return have, either before the commencement of the period or before their respective appointments, been supplied with a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry, for their information and reference.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes - **Continuation Sheet(s) A,** - **Continuation Sheet(s) B,** 19 **Continuation Sheet(s) C and** - **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 13/06/2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
08	05	2008

公司編號 Company Number: 145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese: 范鴻齡

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Fan	Hung Ling, Henry

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Bay Villas, No. 57 Shouson Hill Road, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E198171(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form AR1

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 李松興

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lee	Chung Hing, Peter

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat B, 12th Floor, 31 Braemar Hill Road, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D090255(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form AR1

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情（第12A項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 榮明杰

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Yung	Ming Jie, Carl

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 75 Repulse Bay Road, Repulse Bay, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P233108(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007年12月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form AR1

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 張立憲

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Chang	Li Hsien, Leslie

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat 8A, Tregunter Tower 2, 14 Tregunter Path, Mid Level, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K745329(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 莫偉龍

英文姓名 Name in English

Moore	Vernon Francis
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat 1B, Heng Fa Villa, No. 100, Shing Tai Road, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD596674(A)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form AR1

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 李士林

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Shilin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Room 2-2-11, Sanfeng Nanxiang, Chaowai, Chaoyang District, Beijing

國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
China	P.4016028

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 劉基輔

英文姓名 Name in English

Liu	Jifu
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

76 Headland Drive, Discovery Bay, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K644971(9)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form

本申報表日期 Date of Return		
08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 周志賢

英文姓名 Name in English

Chau	Chi Yin
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

24/F., Flat F, Oak Mansion, Taikoo Shing, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D184468(8)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
08	05	2008

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 羅銘韜

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Law	Ming To, Milton

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Room 2320 Fai Shing House, May Shing Court, Shatin, New Territories, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E906610(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 王安德

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Wang	Ande

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Room 1102, Building 1, Lane 9, Rongchen Road, Shanghai
國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 往來港澳通行證 Exit-entry Permit for Travelling to and from Hong Kong and Macau

簽發國家 Issuing Country	號碼 Number
China	W02450021

Form

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 郭文亮

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Kwok	Man Leung

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat B, 11/F., Block 8, Island Harbourview,
Hoi Fai Road, Olympian City, Kowloon,
Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: G679331(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 張偉立

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chang	Willie

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 2, 18th Floor, Block A, Elm Tree Tower, No. 8 Chun Fai Road, Hong Kong — 國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B295658(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form ND1

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevent box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 何厚浠

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Ho	Hau Hay, Hamilton

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 24-1B Clovelly Court, 12 May Road, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D423165(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Hamilton	Alexander Reid

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat 5B, Broadview Terrace,
40 Cloudview Road, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XA827404(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form ARY

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese: 陸鍾漢

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Loh	Chung Hon, Hansen

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

21B Monte Verde, 41 Repulse Bay Road,
Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A498024(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

本申報表日期 Date of Return		
08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 何厚鏘

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Ho	Hau Chong, Norman

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat 5A, Guildford Court, 5 Guildford Road, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D347913(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

Desmarais	André
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

17 Forden Avenue, Westmount, Québec, Canada, H3Y 2Y6

國家 Country: Canada

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

Canada	BC063982
簽發國家 Issuing Country	號碼 Number

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form AR1

本申報表日期 Date of Return

08	05	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity — [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 常振明

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chang	Zhenming

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004

國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
China	S.0374737

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
08	05	2008

公司編號 Company Number: 145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: André Desmarais

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Kruyt	Peter

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 72 Belmont Crescent, Westmount, QC H3Y 1Y4

國家 Country: Canada

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Canada	BC 177021

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

公司註冊處
Companies Registry

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form AC1

2008 JUN 25 A 10:15

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2007
日 DD	月 MM	年 YYYY

本陳述書包括 ________ 頁附表。

This Statement includes 39 page(s) of Schedule.

簽署 Signed :

姓名 Name : Stella Chan Chui Sheung

~~董事 Director~~／秘書 Secretary *

日期 Date : 13/06/2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4)

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

電話 Tel: 2820-2111 傳真 Fax: 2918-4838

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

13/06/2008 10:52:27
Submission No/Seq No: 231098234/3
CR No: 0145656
Sh. Form. AC1

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
A-A Dynamic Investments Limited	British Virgin Islands	Ordinary	-	100%
Admarch Limited	Hong Kong	Ordinary	-	100%
Admarch Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Adachi Trading Company Limited	Japan	Ordinary	-	56.6%
Adwood Company Limited	Hong Kong	Ordinary	20%	50%
Agencia Comercial de Produtos Alimentícios Dah Chong Hong Macau, Limitada (Dah Chong Hong Macau Food Supply Company Limited)	Macau	N/A	-	31.13%
Alfa Tone Limited	Hong Kong	Ordinary	-	56.6%
Alixon Co. Ltd.	British Virgin Islands	Ordinary	-	50.94%
Amazing Gains Finance Limited	British Virgin Islands	Ordinary	-	52.56%
Allied Stars Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Ambest Company Limited	Hong Kong	Ordinary	-	100%
Antica Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Apace Company Limited	Hong Kong	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Armazens Dah Chong Hong Macau Limitada (Dah Chong Hong Macau General Supply Company Limited)	Macau	N/A	-	31.13%
Artfield Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Ascari Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Ascent Star Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Asia Pacific Internet Exchange Limited	Hong Kong	Ordinary	-	39.42%
Astra Investment Limited	British Virgin Islands	Ordinary	-	100%
Athens Investments, Inc.	British Virgin Islands	Ordinary	-	100%
Avon Pacific Limited	British Virgin Islands	Ordinary	-	100%
Balgonie Limited	Hong Kong	Ordinary	100%	-
Balmoral Iron Holdings Pty Ltd (Formerly known as A.C.N. 118 927 914 Pty Ltd)	Australia	Ordinary	-	100%
Basal Zone Investments Limited	Hong Kong	Ordinary	-	100%
Baylink Investments Limited	British Virgin Islands	Ordinary	-	100%
Bejoy Holdings Inc.	British Virgin Islands	Ordinary	-	100%

註: **Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Bellvale Limited	British Virgin Islands	Ordinary	-	100%
Best Advance Limited	Hong Kong	Ordinary	100%	-
Best Mark Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	56.6%
Bestway Enterprises Holdings Corp.	British Virgin Islands	Ordinary	-	56.6%
Best Way Investments Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Billion Surplus Investments Corp.	British Virgin Islands	Ordinary	-	100%
Bloom Time Limited	British Virgin Islands	Ordinary	-	100%
Bloomingshire Investment Limited	British Virgin Islands	Ordinary	-	100%
Bonarich Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Bloomway Enterprises Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Bolein Corp.	British Virgin Islands	Ordinary	-	100%
Bonuswell Limited	Hong Kong	Ordinary	-	100%
Borgia Limited	Hong Kong	Ordinary	-	100%
Bowrington Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Bright Billion Limited	Hong Kong	Ordinary	-	50.94%
Bright Treasure Assets Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Brilliant Link Investments Ltd	British Virgin Islands	Ordinary	-	100%
Brightland Enterprises Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Brilliant Silver Limited	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Broadview Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	56.6%
Broadway Centre Property Management Company Limited	Hong Kong	Ordinary	-	100%
Burgeon Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Calama Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Canking Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Cardino Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Carnet Pre-owned Cars Limited	Hong Kong	Ordinary	-	56.6%
Catak Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Celini Investments Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Chadacre Developments Limited	British Virgin Islands	Ordinary	-	100%
Champbase Co. Ltd.	British Virgin Islands	Ordinary	-	56.6%
Charms Team Limited	Hong Kong	Ordinary	-	56.6%
Charmwin Limited	British Virgin Islands	Ordinary	-	100%
Charmico Holdings Limited	Hong Kong	Ordinary	-	100%
Chaton Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Cheerway Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Chest Gain International Development Ltd.	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
ChinaUIP Hong Kong Limited	Hong Kong	Ordinary	-	100%
Chingwell Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Cinta Company Limited	British Virgin Islands	Ordinary	-	100%
Cippus International Corp.	British Virgin Islands	Ordinary	-	100%
CITIC 1616 Holdings Limited	Hong Kong	Ordinary	-	52.56%
CITIC Concept 1616 Limited	Hong Kong	Ordinary	-	52.56%
CITIC Consultancy 1616 Limited	Hong Kong	Ordinary	-	52.56%
CITIC Data 1616 Limited	Hong Kong	Ordinary	-	52.56%
CITIC Interlocal Pte. Ltd.	Republic of Singapore	Ordinary	-	39.62%
CITIC Media 1616 Limited	Hong Kong	Ordinary	-	52.56%
CITIC Networks 1616 Limited	Hong Kong	Ordinary	-	52.56%
CITIC Pacific Aviation Limited	Bermuda	Ordinary	-	100%
CITIC Pacific Capital Limited	Cayman Islands	Ordinary	100%	-
CITIC Pacific China Holdings Limited	People's Republic of China	N/A	-	100%
CITIC Pacific Communications Limited	Bermuda	Ordinary	-	100%
CITIC Pacific Finance (2001) Limited	British Virgin Islands	Ordinary	100%	-
CITIC Pacific Finance (2005) Limited	British Virgin Islands	Ordinary	100%	-
CITIC Pacific Finance Limited	Cayman Islands	Ordinary	100%	-

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
CITIC Pacific Mining Management Pty Ltd (Formerly know as CP Mining Management Pty Limited)	Australia	Ordinary	-	100%
CITIC Pacific Property Agents Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Special Steel Holdings Limited	Cayman Islands	Ordinary	-	100%
CITIC Pacific Property Management Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific (Yangzhou) Properties Co., Ltd.	People's Republic of China	N/A	-	100%
CITIC Telecom 1616 Limited	Hong Kong	Ordinary	-	52.56%
CITIC TeleSoft 1616 Limited	Hong Kong	Ordinary	-	52.56%
Classabove Holdings Limited	Hong Kong	Ordinary	-	100%
Clayton Pacific Limited	British Virgin Islands	Ordinary	-	100%
Collegiate Limited	Hong Kong	Ordinary	-	100%
Colbikin Corp.	British Virgin Islands	Ordinary	-	100%
Colton Pacific Limited	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Companhia de Desenvolvimento Logístico e Armazenagem Dah Chong Hong Macau Limitada (Dah Chong Hong Macau Logistics Warehouse Company Limited)	Macau	N/A	-	31.13%
Companhia de Importação e Exportação Dah Chong Hong (Macau) Limitada (Dah Chong Hong (Macau) Limited)	Macau	N/A	-	56.6%
Confidence Motors Limited	Hong Kong	Ordinary	-	56.6%
Connemera Inc.	British Virgin Islands	Ordinary	-	100%
Consolidated Parts & Accessories Sales Centre (China) Limited	Hong Kong	Ordinary	-	56.6%
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	Ordinary	-	56.6%
Coram Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Corkerley Limited	Republic of Liberia	Ordinary	-	100%
Cornaldi Enterprises Limited	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Cotton Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Cosmos Light Holdings Corp.	British Virgin Islands	Ordinary	-	100%
CP Special Steel Group Trading Limited	British Virgin Islands	Ordinary	-	100%
CPASC (China) Company Limited	Hong Kong	Ordinary	-	56.6%
CPCNet Hong Kong Limited	Hong Kong	Ordinary	-	52.56%
CPCNet Japan Limited	Japan	Ordinary	-	52.56%
CPCNet Singapore Private Limited	Republic of Singapore	Ordinary	-	52.56%
Cranejoy Limited	Hong Kong	Ordinary	-	100%
Cranwin Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Crown Base Corporation	British Virgin Islands	Ordinary	-	100%
Crown Base International Limited	British Virgin Islands	Ordinary	100%	-
Crown Billion Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Crown Gain Limited	British Virgin Islands	Ordinary	-	100%
Crown Sky Investment Limited	British Virgin Islands	Ordinary	-	100%
Crown Victory Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Crown Yield (HK) Limited	Hong Kong	Ordinary	-	52.56%
Custain Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Canada) Ltd.	Canada	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Dah Chong Hong (China) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong (Engineering) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (F.O.M.) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong (Godown) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Japan) Limited	Japan	Ordinary	-	56.6%
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong Motor Leasing (China) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong (Nassau) Limited	Bahamas	Ordinary	-	100%
Dah Chong Hong (Shanghai) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong (Shanghai) Ltd.	People's Republic of China	N/A	-	56.6%
Dah Chong Hong (Special Purpose Vehicle) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong (Tianjin) Limited	Hong Kong	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Dah Chong Hong-Dragonair Airport GSE Service Limited	Hong Kong	Ordinary	-	39.6%
Dah Chong Hong Electrical Appliances Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong Holdings Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong Industrial Machinery Company Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong Motors (China) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong Motors (Nissan-China) Limited	Hong Kong	Ordinary	-	56.6%
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Republic of Singapore	Ordinary	-	56.6%
Dah Chong Hong, Limited	Hong Kong	Ordinary	-	56.6%
Dahomey Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Darton Enterprises Holdings Limited	British Virgin Islands	Ordinary	-	56.6%
DAS Aviation Support Limited	Hong Kong	Ordinary	-	39.6%
DAS Aviation Support Pte. Ltd.	Republic of Singapore	Ordinary	-	33.7%
DAS Nordisk Limited	Hong Kong	Ordinary	-	27.7%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
DAS Overseas Development Limited	Hong Kong	Ordinary	-	33.7%
Dashing Investments Limited	British Virgin Islands	Ordinary	-	100%
Data Communication Services Limited	Hong Kong	Ordinary	-	52.56%
Davenmore Limited	British Virgin Islands	Ordinary	100%	-
Daybreak Holdings Limited	Hong Kong	Ordinary	-	100%
DCH Beverage Solutions Limited	Hong Kong	Ordinary	-	56.6%
DCH Electrical Appliances Butler Limited	Hong Kong	Ordinary	-	56.6%
DCH Food Industries Limited	Hong Kong	Ordinary	-	56.6%
DCH Food Investment Limited	Hong Kong	Ordinary	-	56.6%
DCH – Glory Foodstuffs Company Limited	Hong Kong	Ordinary	-	56.6%
DCH Insurance Company Limited	Bermuda	Ordinary	-	56.6%
DCH Interior Products Company Limited	Hong Kong	Ordinary	-	100%
DCH (Japan) Holding Co., Ltd.	Japan	Ordinary	-	56.6%
DCH Logistics Company Limited	Hong Kong	Ordinary	-	56.6%
DCH Motors Ltd.	Canada	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
DCH Motors (Bentley) Limited	Hong Kong	Ordinary	-	56.6%
Delight Hope International Limited	Hong Kong	Ordinary	-	100%
Delight Way Holdings Inc.	British Virgin Islands	Ordinary	-	52.56%
Digicom Limited	British Virgin Islands	Ordinary	-	100%
Direct Access Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Dong Chong Motors (China) Limited	Hong Kong	Ordinary	-	56.6%
Douro Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Ease Action Investments Corp.	British Virgin Islands	Ordinary	-	100%
East Smart Ltd.	British Virgin Islands	Ordinary	-	100%
Eastlink Investment Limited	British Virgin Islands	Ordinary	-	100%
Eastsilk Ltd.	British Virgin Islands	Ordinary	-	100%
Easy Path Holdings Limited	Hong Kong	Ordinary	-	100%
Effectual Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Eldwin Corporation	British Virgin Islands	Ordinary	-	100%
Elite Star Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Eltonford Limited	Hong Kong	Ordinary	100%	-
Epic Motors Limited	Hong Kong	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Estoril Corp.	British Virgin Islands	Ordinary	-	100%
Ever Jump Investments Limited	Hong Kong	Ordinary	-	100%
Ever Region Group Limited	Hong Kong	Ordinary	-	100%
Everlinks Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Everwin Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Excellent Way International Ltd.	British Virgin Islands	Ordinary	-	100%
Extra Information Technology Company Limited (Formerly known as Tai Ping Design Company Limited)	Hong Kong	Ordinary	-	56.6%
Facina Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Fair Moon Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Famous Land Limited	Hong Kong	Ordinary	-	100%
Fasini Corp.	British Virgin Islands	Ordinary	-	52.56%
Fast Switch Holdings Limited	Hong Kong	Ordinary	-	100%
Ferretti Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Fine Cosmos Limited	British Virgin Islands	Ordinary	-	100%
Fine Star Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Flying Wings Holdings Limited	Hong Kong	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Forever Glory Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Forever Stand Limited	Hong Kong	Ordinary	-	100%
Fortune Day Investment Limited	Hong Kong	Ordinary	-	100%
Fortune Wave Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Fullaud Limited	Hong Kong	Ordinary	-	100%
Gabal Enterprise Limited	Hong Kong	Ordinary	-	56.6%
Gainlink Development Ltd.	British Virgin Islands	Ordinary	-	100%
Gamma Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gateway Global Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Gaynell Limited	British Virgin Islands	Ordinary	-	56.6%
Gentech Vehicle Engineering Limited	Hong Kong	Ordinary	-	56.6%
Gestao de Rede de Fornecimentos Dah Chong Hong Macau Limitada (Dah Chong Hong Macau Total Supply Chain Management Company Limited)	Macau	N/A	-	31.13%
Giant Profit Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Gibbon Star Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Glamorous Way Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Glenridge Company Limited	Hong Kong	Ordinary	-	100%
Global Link Information Services Limited	Hong Kong	Ordinary	-	52.56%
Glory Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gloxril Limited	Hong Kong	Ordinary	-	100%
Gold Champ Holdings Inc.	British Virgin Islands	Ordinary	-	56.6%
Gold Essense Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Gold Essence Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Gold Falcon Investments Limited	Hong Kong	Ordinary	-	56.6%
Gold Horizon Co. Ltd.	British Virgin Islands	Ordinary	-	100%
Gold Leaf Enterprises Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gold Vision Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Golden Crest Company Ltd.	British Virgin Islands	Ordinary	100%	-
Golden Gateway Enterprises Inc.	British Virgin Islands	Ordinary	100%	-
Golden Jar Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Golden Reach Limited	Hong Kong	Ordinary	-	56.6%
Golden Sense Group Limited	Hong Kong	Ordinary	-	100%
Golden Spoon Corporation	Republic of Liberia	Ordinary	-	100%
Goldenburg Properties Limited	Hong Kong	Ordinary	-	70%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Goldino Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Goldtime Development Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gradius Company Limited	British Virgin Islands	Ordinary	-	100%
Grand Advance Holdings Limited	British Virgin Islands	Ordinary	-	100%
Grand Aim Technologies Limited	British Virgin Islands	Ordinary	-	52.56%
Grand Formosa Holdings Inc.	British Virgin Islands	Ordinary	-	52.56%
Grand Fortana Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Grand Pacific Networks Private Limited	Republic of Singapore	Ordinary	-	52.56%
Grand Union Enterprises Limited	Hong Kong	Ordinary	-	100%
Grand Link Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Greenlane International Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Green Pace Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Grogan Inc.	British Virgin Islands	Ordinary	-	100%
Hall Rich Investments Limited	British Virgin Islands	Ordinary	-	100%
Hamborex Company, Limited	Hong Kong	Ordinary	-	100%
Hang Dah Shipping Company, Limited	Hong Kong	Ordinary	-	100%
Hang Luen Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hang Luen Chong Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Hang Mow Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Shun Fat Company, Limited	Hong Kong	Ordinary	-	64.6%
Hang Shun Nominees Limited	Hong Kong	Ordinary	-	56.6%
Hang Tat Sing Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Wah Chong Investment Company Limited	Hong Kong	Ordinary	-	100%
Hang Wing Lee Investment Company, Limited	Hong Kong	Ordinary	-	56.6%
Happy Day Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Happy Time Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Harmony Auto Pte. Ltd.	Republic of Singapore	Ordinary	-	56.6%
Harmony Motors Limited	Hong Kong	Ordinary	-	56.6%
Harty Limited	Hong Kong	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hen Fai Engineering Networks Company Limited	Hong Kong	Ordinary	-	52.56%
Hertford Investments Holdings Inc.	British Virgin Islands	Ordinary	-	100%
High Champ Enterprises Corp.	British Virgin Islands	Ordinary	-	56.6%
Highland Enterprises Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Hing Mow Cheung Company, Limited	Hong Kong	Ordinary	-	100%
Honest Motors (China) Limited	Hong Kong	Ordinary	-	56.6%
Honest Motors, Limited	Hong Kong	Ordinary	-	56.6%
Howlett Investments Limited	Hong Kong	Ordinary	-	56.6%
Huge Earnings Limited	Hong Kong	Ordinary	-	100%
Hup On Motors Limited	Hong Kong	Ordinary	-	56.6%
Iconese Limited	Hong Kong	Ordinary	100%	-
Idealand Investment Inc.	Republic of Panama	Ordinary	-	100%
Ipson Investments Limited	Hong Kong	Ordinary	-	100%
Ixonia Limited	Hong Kong	Ordinary	-	56.6%
Ivory Wave Group Limited	Hong Kong	Ordinary	-	100%
Jade Wonder Limited	British Virgin Islands	Ordinary	-	100%
Japan Auto Parts Company Limited	Hong Kong	Ordinary	-	56.6%
Japco Auto Equipment & Engineering Company Limited	Hong Kong	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Japco Auto Parts (Guangzhou) Co., Ltd.	People's Republic of China	N/A	-	56.6%
JAPCO (China) Company Limited	Hong Kong	Ordinary	-	56.6%
JAPCO (Shanghai) Co., Ltd.	People's Republic of China	N/A	-	56.6%
Jetwin Enterprises Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Jewril Limited	Hong Kong	Ordinary	-	100%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China	N/A	-	77.78%
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China	N/A	-	79%
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China	N/A	-	80%
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China	N/A	-	80%
Join Resources Limited	Hong Kong	Ordinary	-	100%
Joint Base Limited	British Virgin Islands	Ordinary	-	100%
Joy Trend Holdings Inc.	British Virgin Islands	Ordinary	-	52.56%
Joyluck Limited	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Karaganda Limited	British Virgin Islands	Ordinary	-	56.6%
Kecia Corporation	British Virgin Islands	Ordinary	-	100%
Kee Chong Trading Limited	Hong Kong	Ordinary	-	100%
Keen Magic Holdings Limited	British Virgin Islands	Ordinary	-	100%
Kelova Corp.	British Virgin Islands	Ordinary	-	100%
Kendorm Corporation	Republic of Liberia	Ordinary	-	100%
Kimble Investment Limited	British Virgin Islands	Ordinary	-	100%
King Pacific Trading Limited	Hong Kong.	Ordinary	-	56.6%
Kingchamp Investments Ltd.	British Virgin Islands	Ordinary	-	56.6%
Kingril Limited	Hong Kong	Ordinary	-	100%
Kokata Investments Inc.	British Virgin Islands	Ordinary	-	100%
Ko Lok Investment Company, Limited	Hong Kong	Ordinary	-	60%
Kong Yuen Investments Limited	Hong Kong	Ordinary	-	100%
Koonex Investment Limited	Hong Kong	Ordinary	-	56.6%
Koston Corporation	Republic of Liberia	Ordinary	100%	-
Kotani Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Kowill Investments Inc.	British Virgin Islands	Ordinary	-	100%
Kunming Dahchong Motor Service Co., Ltd.	People's Republic of China	N/A	-	39.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Large Earnings Limited	Hong Kong	Ordinary	-	100%
Lason Corp.	British Virgin Islands	Ordinary	-	100%
Lecede Limited	Hong Kong	Ordinary	-	100%
Lindenford Limited	Hong Kong	Ordinary	-	100%
Linking Wisdom Ltd.	British Virgin Islands	Ordinary	-	100%
Logic Way Holdings Inc.	British Virgin Islands	Ordinary	-	52.56%
Long Glory Assets Limited	British Virgin Islands	Ordinary	-	100%
Macowise Incorporated	British Virgin Islands	Ordinary	-	56.6%
Magic Delight Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Magic Dobbin Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Magic Plus Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Mainstream Holdings Limited	Hong Kong	Ordinary	-	36.79%
Majestic Path Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Manista Corp.	British Virgin Islands	Ordinary	-	100%
Marble Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Marble Wheel Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Mar Investment Limited	Republic of Liberia	Ordinary	-	100%
Marca Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Marni Company Ltd.	British Virgin Islands	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Marvellous City Limited	Hong Kong	Ordinary	-	100%
Master Champ Assets Ltd.	British Virgin Islands	Ordinary	-	100%
Master Port Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Master Step Investment Limited	Hong Kong	Ordinary	-	100%
Master Wise Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Matchpoint Investments Limited	British Virgin Islands	Ordinary	-	100%
Maxon Enterprises Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Maxy Rich Investments Limited	British Virgin Islands	Ordinary	-	100%
Megaston Investments Limited	Hong Kong	Ordinary	-	100%
MetaGas Pty Ltd	Australia	Ordinary	-	100%
Metro Motors Limited	Hong Kong	Ordinary	-	56.6%
Might & Right Limited	Hong Kong	Ordinary	-	100%
Mixon Corp.	British Virgin Islands	Ordinary	-	100%
Modern Log Limited	Hong Kong	Ordinary	-	100%
Modot Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
MotorMech Service Station Limited	Hong Kong	Ordinary	-	56.6%
Nederburg Corp.	British Virgin Islands	Ordinary	-	100%
Neosota Corp.	British Virgin Islands	Ordinary	-	56.6%
Neostar Investment Limited	Hong Kong	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Neticom (Hong Kong) Limited	Hong Kong	Ordinary	-	56.6%
New Hong Kong Tunnel Company Limited	Hong Kong	Ordinary	-	70.8%
Newly Bright Investment Limited	British Virgin Islands	Ordinary	-	100%
Newmarket Holdings Limited	British Virgin Islands	Ordinary	-	100%
Nicewell Base Enterprises Inc.	British Virgin Islands	Ordinary	100%	-
Nirio Investment Limited	Hong Kong	Ordinary	-	100%
Noble Field Environmental Company Limited	British Virgin Islands	Ordinary	-	100%
Noble Full Company Limited	British Virgin Islands	Ordinary	-	100%
Noble Touch Investment Inc.	British Virgin Islands	Ordinary	-	100%
On Yip Nominees Limited	Hong Kong	Ordinary	-	100%
On Yip Property Development Company Limited	Hong Kong	Ordinary	-	100%
Ontex Holdings Inc.	British Virgin Islands	Ordinary	-	56.6%
Pacific Choice International Limited	British Virgin Islands	Ordinary	-	52.56%
Pacific Grace Limited	Hong Kong	Ordinary	-	100%
Pacific Networks Corp.	United States of America	Common Stock	-	52.56%
Pacific Networks Limited	United Kingdom	Ordinary	-	52.56%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Palesto Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Paneri Corp.	British Virgin Islands	Ordinary	-	56.6%
Parmigan Corp.	British Virgin Islands	Ordinary	-	100%
Pastoral Management Pty Ltd	Australia	Ordinary	-	100%
Peachlake Company Limited	Hong Kong	Ordinary	100%	-
Peganin Corp.	British Virgin Islands	Ordinary	-	100%
Perfect Match Assets Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Pichon Development Ltd.	British Virgin Islands	Ordinary	-	100%
Piedimont Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Pine Wave Investments Limited	Hong Kong	Ordinary	-	100%
Pine Walk Limited	Hong Kong	Ordinary	-	100%
Ponder Right Limited	Hong Kong	Ordinary	-	100%
Possible High Holdings Limited	Hong Kong	Ordinary	-	100%
Potanic Holdings Limited	British Virgin Islands	Ordinary	-	100%
Praise Investments Limited	Hong Kong	Ordinary	-	56.6%
Prarisin Inc.	British Virgin Islands	Ordinary	-	100%
Praytex Limited	British Virgin Islands	Ordinary	-	100%
Precious All Ltd.	British Virgin Islands	Ordinary	-	100%
Premium Motors Limited	Hong Kong	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Prestige Chain Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Prime Star Enterprises Limited (Trading as Prime Star Tunnel Investment Limited)	British Virgin Islands	Ordinary	-	100%
Prime Trend Development Limited	British Virgin Islands	Ordinary	-	100%
Profit Logic Investments Limited	British Virgin Islands	Ordinary	-	100%
Prologic Group Limited	Hong Kong	Ordinary	-	100%
Queenic International Limited	Hong Kong	Ordinary	-	100%
Quick Gain Limited	Hong Kong	Ordinary	-	100%
Rainbow Choice Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Rank Choice Limited	British Virgin Islands	Ordinary	-	100%
Ray Bright Enterprises Limited	Hong Kong	Ordinary	-	100%
Regal Heights Limited	Hong Kong	Ordinary	-	33.96%
Regal Motors, Limited	Hong Kong	Ordinary	-	56.6%
Regal Pine Investments Limited	Hong Kong	Ordinary	-	56.6%
Regal Sight Limited	Hong Kong	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Reliance Motors, Limited	Hong Kong	Ordinary	-	56.6%
Renico Investments Limited	Hong Kong	Ordinary	-	100%
Reynolds Holdings Limited	Hong Kong	Ordinary	-	100%
Rich Crystal Investment Limited	British Virgin Islands	Ordinary	-	100%
Richtone Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Right Choice Developments Limited	Hong Kong	Ordinary	-	56.6%
Right Pole Investments Limited	Hong Kong	Ordinary	-	100%
Rise Stand Investments Limited	Hong Kong	Ordinary	-	100%
Rocamond Limited	British Virgin Islands	Ordinary	-	100%
Salcito Corp.	British Virgin Islands	Ordinary	-	100%
Sand Grain Limited	Hong Kong	Ordinary	-	56.6%
Seibert Corporation	British Virgin Islands	Ordinary	-	56.6%
Sense Smart Group Limited	Hong Kong	Ordinary	-	100%
Shanghai DCH Food Industries Ltd.	People's Republic of China	N/A	-	56.6%
Shanghai DCH Jiangnanfeng Co., Ltd.	People's Republic of China	N/A	-	26.07%
Shanghai Hu Chang Motor Service Co., Ltd.	People's Republic of China	N/A	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Shanghai Super Property Co., Ltd.	People's Republic of China	N/A	-	100%
Shanghai Zhongyun Motor Trading Co., Ltd.	People's Republic of China	N/A	-	56.6%
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	People's Republic of China	N/A	-	39.62%
Shine Mass Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Shine Royce Ltd.	British Virgin Islands	Ordinary	-	100%
Shinstar Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Shiny Bright Development Limited	British Virgin Islands	Ordinary	-	100%
Sidaro Inc.	British Virgin Islands	Ordinary	-	100%
Silver Ascot Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Silver Bliss Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Silver Crest Holdings Limited	Cayman Islands	Ordinary	-	100%
Silver Linkage Investments Inc.	British Virgin Islands	Ordinary	-	52.56%
Sliver Port Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Silver Links Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Silver Peak Enterprises Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Silver Ray Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Silver Rise Investment Limited	Hong Kong	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Silver Trend Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Silver Wings Enterprises Inc.	British Virgin Islands	Ordinary	-	75%
Silver Yard Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Sims (China) Limited	Hong Kong	Ordinary		56.6%
Sims (Guangdong) Limited	Hong Kong	Ordinary	-	56.6%
Sims Logistics Services Limited	Hong Kong	Ordinary	-	56.6%
Sims Trading Company Limited	Hong Kong	Ordinary	-	56.6%
Companhia Sims (Macau), Limitada (Sims Trading (Macau) Company Limited)	Macau	N/A	- -	56.6%
Sing Wo Chong Investment Company, Limited	Hong Kong	Ordinary	-	56.6%
Sino Construction No. 1 Pty Ltd	Australia	Ordinary	-	100%
Sino Construction No. 2 Pty Ltd	Australia	Ordinary	-	100%
Sino Iron Construction No.1 Pty Ltd	Australia	Ordinary	-	100%
Sino Iron Construction No.2 Pty Ltd	Australia	Ordinary	-	100%
Sino Iron Holdings Pty Ltd (Formerly known as A.C.N. 118 791 772 Pty Limited)	Australia	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Sino Iron Pty Ltd	Australia	Ordinary	-	100%
Sky Rich Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Smart Legend Co. Ltd.	British Virgin Islands	Ordinary	-	52.56%
Smooth Tone Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Smooth Tone Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Smooth Way Holdings Inc.	British Virgin Islands	Ordinary	100%	-
Sociedade de Consultadoria Comercial Dah Chong Hong Macau, Limitada (Dah Chong Hong Macau Consulting Company Limited)	Macau	N/A	-	31.13%
Speedy Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Star Mercury Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Stenway Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Sterling Lake Limited	British Virgin Islands	Ordinary	-	100%
Straford Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Success Gain Holdings Limited	British Virgin Islands	Ordinary	-	100%
Sun Base Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Sun Fair Assets Holdings Ltd.	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Sun King Fung Development Limited	Hong Kong	Ordinary	100%	-
Sunspark Power Investment Company Limited	Hong Kong	Ordinary	-	100%
Super Guide Investment Limited	Hong Kong	Ordinary	-	100%
Super Supreme Company Limited	Republic of Liberia	Ordinary	100%	-
Super Trend Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Superguide Limited	Hong Kong	Ordinary	-	100%
Supreme Dynasty Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Swiftford Company Limited	Hong Kong	Ordinary	-	56.6%
Tai Ping Advertising Company, Limited	Hong Kong	Ordinary	-	56.6%
Tailake International Company Limited	Hong Kong	Ordinary	-	56.6%
Tak Sing Chong Investment Company, Limited	Hong Kong	Ordinary	-	56.6%
Talisgold Limited	British Virgin Islands	Ordinary	-	100%
Tallian Corp.	British Virgin Islands	Ordinary	-	100%
Tendo Limited	Hong Kong	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Tetra Link Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Tianjin Dah Chong Motor Co., Ltd	People's Republic of China	N/A	-	34%
Thinker Plus Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Top Cole Group Limited	Hong Kong	Ordinary	-	100%
Top Guide Investment Limited	Hong Kong	Ordinary	-	100%
Top Flair Limited	Hong Kong	Ordinary	-	100%
Top New Management Ltd.	British Virgin Islands	Ordinary	-	56.6%
Top Trend Investments Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Topine Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Transwell Holdings Corp.	British Virgin Islands	Ordinary	-	56.6%
Treasure Full Investment Limited	Hong Kong	Ordinary	-	100%
Treasure Gate Investments Limited	British Virgin Islands	Ordinary	-	100%
Treasure Link Investments Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Triangle – Isuzu Motor Trading (Shanghai) Ltd.	People's Republic of China	N/A	-	51.5%
Triangle – Isuzu Motors Limited	Hong Kong	Ordinary	-	51.5%
Triangle Auto Pte Ltd	Republic of Singapore	Ordinary	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Triangle Motors (China) Limited	Hong Kong	Ordinary	-	56.6%
Triangle Motors Limited	Hong Kong	Ordinary	-	56.6%
Tricoline Group Limited	Hong Kong	Ordinary	-	100%
Tridot Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Twin Tiger International Limited	Hong Kong	Ordinary	-	56.6%
Trilight Investments Ltd.	British Virgin Islands	Ordinary	-	100%
True Base Holdings Limited	Hong Kong	Ordinary	-	100%
Trump Wave Investments Limited	Hong Kong	Ordinary	-	100%
Tuxiana Corp.	British Virgin Islands	Ordinary	-	100%
Tylfull Realty Management Company Limited	Hong Kong	Ordinary	-	100%
Unique Star Holdings Inc.	British Virgin Islands	Ordinary	-	52.56%
Unison Environmental Company Limited	British Virgin Islands	Ordinary	-	100%
Unitex Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Universal Progress Corp.	British Virgin Islands	Ordinary	-	100%
Uniway Enterprises Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Upham Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Upper Bright Limited	British Virgin Islands	Ordinary	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Verdes Company Ltd.	British Virgin Islands	Ordinary	-	100%
Victory Step Investments Limited	Hong Kong	Ordinary	-	100%
Vision Network Limited	Hong Kong	Ordinary	-	52.56%
Wah Luen Fung Company, Limited	Hong Kong	Ordinary	-	56.50%
Way Trend Investments Limited	Hong Kong	Ordinary	-	100%
Wealth Win Investments Limited	British Virgin Islands	Ordinary	-	100%
Well Light Group Ltd.	British Virgin Islands	Ordinary	-	100%
Well Secured Limited	Hong Kong	Ordinary	-	100%
Wellstand Investment Limited	Hong Kong	Ordinary	-	56.6%
Will Hope Group Limited	Hong Kong	Ordinary	-	100%
Wilmington Investment Limited	Republic of Liberia	Ordinary	-	100%
Wilshire Investments Limited	British Virgin Islands	Ordinary	-	100%
Winchamp Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Winrich Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Wisdom Bay Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Wisdom Mind Investments Corp.	British Virgin Islands	Ordinary	-	100%
Wise Guide Development Limited	Hong Kong	Ordinary	-	100%
Wonder Island Limited	British Virgin Islands	Ordinary	-	56.6%
World Navigation (BVI) Ltd.	British Virgin Islands	Ordinary	-	52.56%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Worth Wealth Investments Limited	Hong Kong	Ordinary	-	56.6%
Wuxi Xingcheng Steel Products Co., Ltd.	People's Republic of China	N/A	-	80%
Yan Link Company Limited	British Virgin Islands	Ordinary	-	100%
Yan Link Steel Company Limited (Formerly known as Blue Oasis Holdings Limited)	Hong Kong	Ordinary	-	100%
Year Rich Investments Limited	Hong Kong	Ordinary	-	100%
Yee Lim Godown & Cold Storage Limited	Hong Kong	Ordinary	-	56.6%
Yuet Fung Investment Limited	British Virgin Islands	Ordinary	-	100%
上海大昌行經貿有限公司	People's Republic of China	N/A	-	56.6%
上海網富電子商貿有限公司	People's Republic of China	N/A	-	56.6%
上海宏圖電器有限公司	People's Republic of China	N/A	-	56.6%
上海中信泰富廣場有限公司	People's Republic of China	N/A	-	100%
上海老西門新苑置業有限公司	People's Republic of China	N/A	-	100%
上海湘榮東實業有限公司	People's Republic of China	N/A	-	100%
上海信昌咨詢服務有限公司	People's Republic of China	N/A	-	56.6%
江陰泰富興澄特種材料有限公司	People's Republic of China	N/A	-	79%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
北京大昌宇林餐廳有限公司	People's Republic of China	N/A	-	50.94%
大昌行零件貿易（上海）有限公司	People's Republic of China	N/A	-	56.6%
江門大昌慎昌食品加工倉儲有限公司	People's Republic of China	N/A	-	56.6%
黃石中特國貿有限公司	People's Republic of China	N/A	-	100%
無錫太湖景發展有限公司	People's Republic of China	N/A	-	70%
無錫太湖苑置業有限公司	People's Republic of China	N/A	-	70%
無錫太湖美生態環保有限公司	People's Republic of China	N/A	-	70%
廣州市泰富信通技術有限公司	People's Republic of China	N/A	-	100%
大聯合環保科技（深圳）有限公司	People's Republic of China	N/A	-	56.6%
寧波信富置業有限公司	People's Republic of China	N/A	-	99.29%
琦昌建築工程（上海）有限公司	People's Republic of China	N/A	-	100%
江門大昌慎昌工業開發有限公司	People's Republic of China	N/A	-	56.6%
湖北新冶鋼有限公司	People's Republic of China	N/A	-	100%
湖北新冶鋼特種鋼管有限公司	People's Republic of China	N/A	-	100%
湖北中特新化能科技有限公司	People's Republic of China	N/A	-	100%
中信泰富（上海）物業管理有限公司	People's Republic of China	N/A	-	100%
上海珠街閣房地產開發有限公司	People's Republic of China	N/A	71.59%	28.41%
上海利通置業有限公司	People's Republic of China	N/A	85%	5%
大冶特殊鋼股份有限公司	People's Republic of China	Ordinary	-	58.13%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
中信泰富萬寧發展有限公司	People's Republic of China	N/A	-	100%
中信泰富萬寧（聯合）開發有限公司	People's Republic of China	N/A	-	80%
中信泰富特鋼有限公司	People's Republic of China	N/A	-	100%
泰富國際網絡股份有限公司	Republic of China	Ordinary	-	52.56%
上海大昌行儲運有限公司	People's Republic of China	N/A	-	56.6%
上海大昌行國際貿易有限公司	People's Republic of China	N/A	-	56.6%
江門大昌行供應鏈管理有限公司	People's Republic of China	N/A	-	45.3%
江陰興澄置業有限公司	People's Republic of China	N/A	-	56%
大昌行(北京)貿易有限公司	People's Republic of China	N/A	-	56.6%
昆明大昌行管理咨詢有限公司	People's Republic of China	N/A	-	56.6%
昆明合澤企業管理服務有限公司	People's Republic of China	N/A	-	45.3%
萬寧中意發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧金信發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧金誠發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧仁信發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧仁和發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧創遠發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧中宏發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧百納發展有限公司	People's Republic of China	N/A	-	99.9%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
萬寧中榮發展有限公司	People's Republic of China	N/A	-	99.9%
上海眾泰汽車銷售有限公司	People's Republic of China	N/A	-	56.6%
杭州眾泰汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
浙江賓利汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
合眾汽車銷售服務(中國)有限公司	People's Republic of China	N/A	-	56.6%
北京大昌行管理諮詢有限公司	People's Republic of China	N/A	-	56.6%
上海眾威汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
上海賓利汽車銷售有限公司	People's Republic of China	N/A	-	56.6%
上海眾鈴汽車銷售服務有限公司 (舊名:上海眾鈴汽車貿易有限公司)	People's Republic of China	N/A	-	56.6%
寧波眾鈴汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
深圳市眾運汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
昆明合達汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
昆明合運汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
江門市寶昌汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
廣東駿現汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
湛江市駿華豐田汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
湛江市駿凱汽車技術服務有限公司	People's Republic of China	N/A	-	56.6%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
湛江市駿誠汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
雲南中馳汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
昆明聯亞豐田汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
廣州眾協汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
吳川市駿源汽車服務有限公司	People's Republic of China	N/A	-	56.6%
深圳市深昌汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
湛江市駿浩汽車有限公司	People's Republic of China	N/A	-	56.6%
江門市合禮汽車銷售服務有限公司	People's Republic of China	N/A	-	48%
雲南聯迪汽車服務有限公司	People's Republic of China	N/A	-	45.3%
雲南寶泰隆汽車服務有限公司	People's Republic of China	N/A	-	45.3%
江門市怡誠汽車銷售服務有限公司	People's Republic of China	N/A	-	45.3%
湛江合榮汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
廣州合駿汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
福州合創汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
江門大昌貿易行有限公司	People's Republic of China	N/A	-	56.6%
上海上昌工貿有限公司	People's Republic of China	N/A	-	56.6%
江門慎昌貿易有限公司	People's Republic of China	N/A	-	56.6%
廣東慎昌貿易有限公司	People's Republic of China	N/A	-	56.6%
上海慎昌貿易有限公司	People's Republic of China	N/A	-	56.6%

註: Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
廣州怡輝泰通信技術有限公司	People's Republic of China	N/A	-	100%
廣州萬豐通信技術有限公司	People's Republic of China	N/A	-	100%
廣州恒永昌通信技術有限公司	People's Republic of China	N/A	-	100%
廣州景盛豐通信技術有限公司	People's Republic of China	N/A	-	100%
北京合眾眾鈴汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
曲靖合達汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
嘉興合雅汽車配件有限公司	People's Republic of China	N/A	-	56.6%
上海大昌行賓利汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
嘉興合信汽車銷售服務有限公司	People's Republic of China	N/A	-	56.6%
廣州賓利汽車貿易有限公司	People's Republic of China	N/A	-	56.6%
廣東大昌行管理服務有限公司	People's Republic of China	N/A	-	56.6%
錫林郭勒大昌行肉業有限公司	People's Republic of China	N/A	-	56.6%
中信慎昌(上海)洋酒貿易有限公司	People's Republic of China	N/A	-	39.62%
廣東大昌食品有限公司	People's Republic of China	N/A	-	39.62%
上海大昌餐飲服務有限公司	People's Republic of China	N/A	-	56.6%
上海大昌宇林餐廳有限公司	People's Republic of China	N/A	-	50.94%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司註冊處
Companies Registry

in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

2008 JUN 25 A 10:17

重要事項 Important Notes:

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2007
日 DD	月 MM	年 YYYY

本陳述書包括 ____________ 頁附表。

This Statement includes 7 page(s) of Schedule.

簽署 Signed :

姓名 Name : Stellla Chan Chui Sheung

~~董事 Director~~/秘書 Secretary *

日期 Date : 13/06/2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

13/06/2008 10:52:27
Submission No/Seq No: 231098234/4
CR No: 0145656
Sh. Form. AC2

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Air China Cargo Co., Ltd.	People's Republic of China	N/A	25%
Alto China Limited	Hong Kong	Ordinary	28.3%
Behringer China Limited	Hong Kong	Ordinary	28.3%
Bloom Country Limited	Hong Kong	Ordinary	50%
Cathay Pacific Airways Limited	Hong Kong	Ordinary	17.46%
Cheer First Limited	Hong Kong	Ordinary	40%
CITIC Capital Holdings Limited	Hong Kong	Ordinary	50%
CITIC Guoan Co., Ltd.	People's Republic of China	N/A	50%
CITIC Tower Property Management Company Limited	Hong Kong	Ordinary	40%
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	N/A	20%
Dah Chong Hong- Blissful Dragon (China) Limited	Hong Kong	Ordinary	28.3%
Dah Chong Hong (Macau) Engenharia, Limitada (Dah Chong Hong (Macao) Engineering Limited)	Macau	N/A	28.3%
Dah Chong Hong – Centro De Assistencia A Veiculos (Macau) Limitada (Dah Chong Hong Motor Service Centre (Macau) Limited)	Macau	N/A	28.3%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Danton Investment Limited	British Virgin Islands	Ordinary	40%
Eastern Harbour Crossing Company Limited	Hong Kong	Ordinary	50%
Ecoserve Limited	Hong Kong	Ordinary	50%
Enviropace Limited	Hong Kong	Ordinary	20%
F&N DCH Holdings Private Limited	Republic of Singapore	Ordinary	27.7%
Fullril Limited	Hong Kong	Ordinary	25%
Goldon Investment Limited	Hong Kong	Ordinary	40%
Green Valley Landfill, Limited	Hong Kong	Ordinary	30%
Hong Kong Resort Company Limited	Hong Kong	Ordinary	50%
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	Ordinary	35%
Hong Kong Transport, Logistics and Management Company Limited	Hong Kong	Ordinary	35%
Inner Mongolia Electric Power (Holdings) Company Limited (Formerly known as Inner Mongolia Fengtai Electric Power Generation Company Limited)	People's Republic of China	N/A	35%
Jiangsu Ligang Electric Power Company Limited	People's Republic of China	N/A	56.31%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Jiangsu Wal-Mart Stores Co., Ltd.	People's Republic of China	N/A	35%
Jiangyin Ligang Electric Power Generation Company Limited	People's Republic of China	Ordinary	54.31%
Kaifeng Xinli Power Generation Co., Ltd.	People's Republic of China	N/A	50%
Kido Profits Limited	British Virgin Islands	Ordinary	15%
Konorus Investment Limited	Hong Kong	Ordinary	15%
North United Power Corporation	People's Republic of China	N/A	20%
Otsuka Sims (Guangdong) Beverage Co., Ltd.	People's Republic of China	N/A	22.64%
Prosperity Motores Limitada (Prosperity Motors Limited)	Macau	N/A	28.3%
Ruotolo Investments Limited	British Virgin Islands	Ordinary	20%
Shandong Chenming Xinli Cogeneration Co., Ltd.	People's Republic of China	N/A	49%
Shanghai CP Guojian Pharmaceutical Company Ltd.	People's Republic of China	N/A	51%
Shanghai Dah Chong Children's Food Factory Co., Ltd.	People's Republic of China	N/A	51%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立為法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Shinta Limited	Hong Kong	Ordinary	20%
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	Ordinary	28.3%
Shiseido Dah Chong Hong Cosmetics (Guangdong) Limited	People's Republic of China	N/A	28.3%
Shiseido Dah Chong Hong Cosmetics (Guangzhou) Ltd.	People's Republic of China	N/A	28.3%
South China Transfer Limited	Hong Kong	Ordinary	30%
SPAR China Limited	Hong Kong	Ordinary	28.3%
Sun Kong Investment Company, Limited	Hong Kong	Ordinary	40%
Sunburst Energy Development Co., Ltd.	People's Republic of China	N/A	65%
Superanble Company Limited	Hong Kong	Ordinary	40%
Swire Aviation Limited	Hong Kong	Ordinary	33.3%
Treasure Trove Limited	Hong Kong	Ordinary	50%
Veolia Water (Changzhou) Investment Limited	Hong Kong	Ordinary	49%
Veolia Water (Kunming) Investment Limited	Hong Kong	Ordinary	25%
Victory (HK) Industries International Company Limited	Hong Kong	Ordinary	11.32%
Wal-Mart East China Stores Co., Ltd.	People's Republic of China	N/A	35%
Way Chong Finance Limited	Hong Kong	Ordinary	28.3%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Western Harbour Tunnel Company Limited	Hong Kong	Ordinary	35%
Widewin Investments Limited	British Virgin Islands	Ordinary	37.5%
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China	N/A	70%
Zhengzhou Xinli Electric Power Co. Ltd.	People's Republic of China	N/A	50%
上海雙匯大昌泰森有限公司	People's Republic of China	N/A	14.74%
上海泰复網絡技術有限公司	People's Republic of China	N/A	50%
北京鳳凰大昌航空設備維修有限公司	People's Republic of China	N/A	13.87%
江陰利電能源材料有限公司	People's Republic of China	N/A	54.31%
上海東實航空地面設備有限公司	People's Republic of China	N/A	13.87%
上海老港生活垃圾處置有限公司	People's Republic of China	N/A	30%
上海國睿生命科技有限公司	People's Republic of China	N/A	24.94%
上海光研醫療管理咨詢有限公司	People's Republic of China	N/A	51%
上海瑞明置業有限公司	People's Republic of China	N/A	50%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
廣東偉德利電器製造有限公司	People's Republic of China	N/A	11.32%
思播（上海）營銷策劃有限公司	People's Republic of China	N/A	28.3%
常州通用自來水有限公司	People's Republic of China	N/A	24.01%
上海瑞博置業有限公司	People's Republic of China	N/A	50%
中船置業有限公司	People's Republic of China	N/A	50%
北京北汽眾泰物業管理有限公司 (前名: 北京北汽眾泰貿易有限公司)	People's Republic of China	N/A	28.3%
北京中遠大昌汽車租賃有限公司	People's Republic of China	N/A	28.3%
石家莊鋼鐵有限責任公司	People's Republic of China	N/A	65%
廣東通達舊機動車交易市場經營有限公司	People's Republic of China	N/A	12.84%
東莞市東昌汽車銷售服務有限公司	People's Republic of China	N/A	43.87%
煙台日產汽車銷售服務有限公司	People's Republic of China	N/A	34%
廣東駿海自達汽車貿易有限公司	People's Republic of China	N/A	26.89%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
廣東日產汽車貿易有限公司	People's Republic of China	N/A	28.3%
江門昌運油品有限公司	People's Republic of China	N/A	28.3%
廣東順美化妝品店	People's Republic of China	N/A	28.3%
北京北汽眾運汽車貿易有限公司	People's Republic of China	N/A	28.3%
廣東大昌行喜龍企業管理有限公司	People's Republic of China	N/A	28.3%
合肥-大昌汽車服務有限公司	People's Republic of China	N/A	22.64%
西安-大昌合資汽車服務有限公司	People's Republic of China	N/A	14.15%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

END